Exhibit 8

List of Subsidiaries

The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Company of such subsidiary.

Name	Jurisdiction	Percentage Owned
Minera Focus, S.A.C.	Peru	100%
Agrifos Peru S.A.C.	Peru	100%
Focus (Cayman) Inc.	Cayman Islands	100%`
Agrifos International (Cayman) Inc.	Cayman Islands	100%